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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                                   EASCO, INC.
                            (Name of Subject Company)

                                   CARADON PLC
                                  CARADON INC.
                                  E ACQCO INC.
                                    (Bidders)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)
                                    27033E103
                      (CUSIP Number of Class of Securities)

                              MR. ROBERT B. LECKIE
                                  CARADON INC.
                         2 CORPORATE DRIVE, OFFICE 210,
                           TRUMBULL, CONNECTICUT 06611
                                 (203) 445-9135
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                              TRACY T. LARSEN, ESQ.
                           WARNER NORCROSS & JUDD LLP
                         111 LYON STREET, N.W., STE. 900
                          GRAND RAPIDS, MICHIGAN 49503
                                 (616) 752-2000

               *Constituting the final amendment to Schedule 14D-1

          E Acqco Inc., a Delaware corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Caradon Inc., a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Caradon plc, a public limited company organized under the laws of England, Parent and Caradon plc, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on August 3, 1999 (the "Schedule 14D-1"), with respect to their offer to purchase all outstanding shares (the "Shares") of common stock, $.01 par value, of Easco, Inc., a Delaware corporation (the "Company") at a purchase price of $15.20 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated

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August 3, 1999 (the "Offer to Purchase") and in the related Letter of
Transmittal (which together constitute the "Offer"), copies of which have been filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY


          (a) and (b). The Offer terminated at 12:00 midnight, New York City time, on Monday, August 30, 1999. Following expiration of the Offer, the Purchaser accepted for payment (and thereby purchased) 9,594,135 Shares validly tendered pursuant to the Offer and not properly withdrawn at or prior to the expiration of the Offer, including 17,200 Shares tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 9,594,135 Shares accepted for payment (and thereby purchased) by the Purchaser represent over 99% of the Shares outstanding on August 30, 1999.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(12) Press Release issued by Parent and the Company on August 31, 1999.

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 1999                CARADON PLC


                                      By:   /s/ Martin Clark
                                         ------------------------------------
                                         Name:  Martin Clark
                                         Title: Group Finance Director


Dated: August 31, 1999                CARADON INC.


                                      By:   /s/ Robert B. Leckie
                                         ------------------------------------
                                         Name:  Robert B. Leckie
                                         Title: Vice President


Dated: August 31, 1999                E ACQCO INC.


                                      By:   /s/ Robert B. Leckie
                                         ------------------------------------
                                         Name:  Robert B. Leckie
                                         Title: President



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                                INDEX TO EXHIBITS



EXHIBIT NO.                     DESCRIPTION

EX-99. (a)(12)                  Press Release